Management's Discussion and Analysis

For The Three and Nine Months Ended September 30, 2025

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended September 30, 2025 ("Q3 2025") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2024 and (iii) the MD&A for the year ended December 31, 2024. Note references in the following discussion refer to the note disclosures contained in the Q3 2025 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q3 2024" refer to the quarter ended September 30, 2024.

The unaudited condensed interim consolidated financial statements and related notes of Largo have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through November 11, 2025, unless otherwise indicated. References to "the date of this MD&A" mean November 11, 2025. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURE® and VPURE+® products, which are sourced from the Company's Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defence, chemical and energy storage sectors. Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy LLC ("Storion"), a venture with Stryten Energy that is initially focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

Q3 2025 Highlights

• The Company recorded a net loss before tax of $10,426 for Q3 2025 (Q3 2024 - $11,931) and a net loss of $36,616 (Q3 2024 - $10,086). The net loss was primarily attributable to the deferred tax expense of $26,146, which primarily related to the derecognition of the deferred tax asset in Q3 2025 of $28,398. This was held the Company's subsidiary, Largo Vanádio de Maracás S.A, and related to deductible temporary differences, losses and unused tax credits in Brazil (refer to note 14).

• The Company's Maracás Menchen Mine produced 2,636 tonnes of vanadium pentoxide ("V2O5") equivalent in Q3 2025. The Company had sales of 2,417 tonnes of V2O5 equivalent (including 17 tonnes of purchased products).

• In Q3 2025, the Company extended the term of its R$50,000 facility (note 10) for one year maintaining an interest rate of 9.05% p.a. In addition, the Company extended the due date of the first principal payment for its September 2023 facility (note 10) from August 2025 to October 2025. These facilities were further extended subsequent to September 30, 2025, refer to details in note 21.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	1

• In Q3 2025, the Company secured a loan facility for a principal amount of $6,000. This facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This facility has a term of six months, bears interest at an annualized rate of 15%, and includes a 1% arrangement fee.

• On July 30, 2025, the U.S. Executive Order 14323 increased tariffs on imports from Brazil to the U.S. from 10% to 50%, effective August 6, 2025. This tariff increase did not affect the Company's ferrovanadium ("FeV") sales in the U.S., but is impacting the Company's high purity vanadium sales contracts in the U.S. The Company is working closely with its inventory financing partner to fulfill its contractual obligations and ensure the continuity of deliveries to customers. Current discussions are focused on aligning delivery schedules as part of ongoing operational planning and execution. The Company has been actively lobbying the U.S. government to exempt vanadium products from tariffs on the basis that Largo's high purity vanadium products are sold to customers in the titanium alloys and chemical industries, which are of critical strategic importance for the U.S. aerospace and defense industries.

• In September 2025, the Company started the installation of additional flotation cell circuits to increase its capacity to 115,000 tonnes from 42,000 tonnes of ilmenite concentrate annually. The ilmenite circuit stopped production in September 2025 for the equipment installation and is currently expected to resume operations in November 2025, with a ramp up to the expanded production levels currently expected to occur by year end.

Significant Events and Transactions Subsequent to Q3 2025

Deferral of debt principal repayments

• In October 2025, the Company received an executed binding term sheet with the five Brazilian lenders (the "Banks") representing $84,235 of debt to defer principal repayments to March 18, 2026 with an automatic rollover to September 18, 2026, subject to the Company securing capital of at least $22,000. This was secured on October 22, 2025 - further details are shared below. Additionally, the Company will provide a negative pledge over its mining rights and equipment, pay all accrued interest with future interest payments made on a quarterly basis, repay $2,000 of principal with proceeds, submit quarterly unaudited balance sheets of Largo Vanádio de Maracás S.A. to the Banks, renegotiate its debts with suppliers, and use 80% of the capital secured greater than $22,000 for principal repayment to the Banks. Refer to note 10 and 21.

Default notice - amended agreement

• In October 2025, the Company signed an amended agreement with the counterparty who sent the Company a default notice for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The Company agreed to deliver the remaining 900 tonnes of V₂O₅ by January 2026 and the counterparty has an option to purchase between 0 - 500 tonnes of V₂O₅ from June 2028 to October 2028. Refer to notes 17 and 21.

Direct offering and private placement

• In October 2025, the Company announced a $23,400 offering comprising (i) a registered direct offering in the United States (the "Registered Direct Offering"), and (ii) a concurrent private placement (the "Private Placement" and, together with the Registered Direct Offering, the "Offering"). The Private Placement comprises of an offering of common shares in the capital of the Company ("Common Shares") together with one Common Share purchase warrant ("Warrants") at a combined purchase price of $1.22. Each Warrant was immediately exercisable and entitles the owner to acquire one Common Share at a price of $1.22 per Common Share for a period of five years from the date of issuance.

• The Company entered into binding commitments in respect of the entire $23,400 Offering. In connection with the Registered Direct Offering, Largo entered into securities purchase agreements with institutional and accredited investors for the purchase and sale of 14,262,309 Common Shares and 14,262,309 Warrants and, in connection with the Private Placement, Arias Resource Capital Fund III L.P., an affiliate of the Company's largest shareholder, entered into a securities purchase agreement to acquire 4,918,033 Common Shares and 4,918,033 Warrants (the "ARC Commitment").

• A portion of the ARC Commitment was advanced by way of a $5,000 secured convertible bridge loan (the "ARC Bridge Loan") which reduced the ARC Commitment by $5,000. The ARC Bridge Loan automatically converted on the closing of the Offering into units consisting of Common Shares and Warrants on the same terms as the Offering. The ARC Bridge Loan had an interest rate of 12% per annum, payable upon maturity or immediately upon default. The ARC Bridge Loan was secured against the common shares of Largo Resources (Yukon) Ltd., a wholly owned subsidiary of the Company. The Offering closed on October 22, 2025.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	2

Q3 2025 Summary

Financial

	Three months ended
	September 30,	September 30,
	2025	2024	Movement
Revenues	$33,264	$29,906	$3,358	11%

Operating costs	(34,314)	(29,538)	(4,776)	16%
Direct mine and production costs	(15,298)	(11,643)	(3,655)	31%
Professional, consulting and management fees	(3,137)	(6,044)	2,907	(48%)
Foreign exchange gain	1,299	1,086	213	20%
Other general and administrative expenses	(1,064)	(1,992)	928	(47%)
Share-based payments	(649)	(775)	126	(16%)
Finance costs	(4,084)	(2,483)	(1,601)	64%
Interest income	20	255	(235)	(92%)
Technology start-up costs	(172)	(1,185)	1,013	(85%)
Write-down of vanadium assets	38	(982)	1,020	(104%)
Exploration and evaluation costs	(113)	(179)	66	(37%)
Share of net loss from investment in associate	(1,514)	-	(1,514)	(100%)
	(43,690)	(41,837)	(1,853)	4%
Net loss before tax	(10,426)	(11,931)	1,505	(13%)
Income tax expense	(44)	(26)	(18)	69%
Deferred income tax (expense) recovery	(26,146)	1,871	(28,017)	(1,497%)
Net loss	(36,616)	(10,086)	(26,530)	263%

Unrealized income on foreign currency translation	2,912	2,711	201	7%
Comprehensive loss	$(33,704)	$(7,375)	$(26,329)	357%

Basic loss per share	$(0.57)	$(0.16)	$(0.41)	256%
Diluted loss per share	$(0.57)	$(0.16)	$(0.41)	256%

Adjusted EBITDA[1]	$1,951	$(1,155)	$3,106	(269%)
Mining Operations Adjusted EBITDA[1]	$3,984	$2,360	$1,624	69%

Cash provided (used) before working capital items (operating activities)	$11,919	$(1,994)	$13,913	(698%)
Net cash provided by (used in) operating activities	1,151	(5,289)	6,440	(122%)
Net cash provided by financing activities	9,309	8,093	1,216	15%
Net cash used in investing activities	(8,285)	(8,158)	(127)	2%
Net change in cash	2,231	(5,361)	7,592	(142%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	3

	Nine months ended
	September 30,	September 30,
	2025	2024	Movement
Revenues	$87,616	$100,652	$(13,036)	(13%)

Operating costs	(106,848)	(115,624)	8,776	(8%)
Direct mine and production costs	(42,049)	(56,655)	14,606	(26%)
Professional, consulting and management fees	(8,447)	(13,032)	4,585	(35%)
Foreign exchange gain (loss)	11,835	(3,957)	15,792	(399%)
Other general and administrative expenses	(4,284)	(7,272)	2,988	(41%)
Share-based payments	(861)	(1,183)	322	(27%)
Finance costs	(9,186)	(7,100)	(2,086)	29%
Interest income	197	1,431	(1,234)	(86%)
Technology start-up costs	(534)	(2,599)	2,065	(79%)
Write-down of vanadium assets	(275)	(1,197)	922	(77%)
Exploration and evaluation costs	(188)	(2,078)	1,890	(91%)
Gain on disposal of interest in subsidiary	5,179	-	5,179	100%
Share of net loss from investment in associate	(3,790)	-	(3,790)	(100%)
Net loss before tax	(117,202)	(152,611)	35,409	(23%)
	$(29,586)	$(51,959)	$22,373	(43%)
Income tax (expense) recovery	(112)	2,842	(2,954)	(104%)
Deferred income tax (expense) recovery	(21,875)	11,542	(33,417)	(290%)
Net loss	$(51,573)	$(37,575)	$(13,998)	37%

Unrealized gain (loss) on foreign currency translation	15,771	(19,536)	35,307	(181%)
Comprehensive loss	$(35,802)	$(57,111)	$21,309	(37%)

Basic loss per share (note 13)	$(0.80)	$(0.59)	$(0.21)	36%
Diluted loss per share (note 13)	$(0.80)	$(0.59)	$(0.21)	36%

Adjusted EBITDA[1]	$(789)	$(4,413)	$3,624	(82%)
Mining Operations Adjusted EBITDA[1]	$5,943	$3,510	$2,433	69%

Cash provided (used) before working capital items (operating activities)	$2,803	$(2,450)	$5,253	(214%)
Net cash provided by operating activities	2,304	3,413	(1,109)	(32%)
Net cash provided by financing activities	7,716	15,431	(7,715)	(50%)
Net cash used in investing activities	(24,595)	(29,894)	5,299	(18%)
Net change in cash	$(14,259)	$(12,264)	$(1,995)	16%

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The amounts in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $36,616 in Q3 2025, compared with net loss of $10,086 in Q3 2024. This movement was primarily attributable to the deferred tax expense of $26,146. The increased tax expense was a result of the derecognition of the deferred tax asset in Q3 2025 of $28,398. This was held by the Company's subsidiary, Largo Vanádio de Maracás S.A and related to deductible temporary differences, losses and unused tax credits in Brazil. In addition, there was a 16% increase in operating costs, a 64% increase in finance costs and a share of net loss in associate of $1,514, partially offset by a 11% increase in revenues, a 48% decrease in professional, consulting and management fees, a 104% decrease in write-down of vanadium assets and an 85% decrease in technology start-up costs.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	4

• For the nine months ended September 30, 2025, the Company recorded a net loss of $51,573, compared with a net loss of $37,575 for the same prior year period. This movement was primarily attributable to the derecognition of the deferred tax asset, as mentioned above. There was also a 13% decrease in revenues, a 29% increase in finance costs and a share of net loss in associate of $3,790, partially offset by an 8% decrease in operating costs, a 399% increase in foreign exchange gain, a 41% decrease in other general and administrative expenses and a gain on disposal of interest in subsidiary of $5,179.

Commercial

• In Q3 2025, the Company sold 2,417 tonnes of V2O5 equivalent (Q3 2024 - 1,961 tonnes), including 17 tonnes of purchased products (Q3 2024 - 124 tonnes). Produced V2O5 equivalent pounds sold increased, with 5,291 (000s lb) sold in Q3 2025, as compared with 4,050 (000s lb) in Q3 2024.

• In Q3 2025, the Company also sold 6,358 tonnes of ilmenite (Q3 2024 - 19,573 tonnes).

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

		September 30,	September 30,
		2025	2024	Movement
V2O5 Europe (per lb)	- Three months ended	$5.23	$5.71	(8)%
	- As at	$5.54	$5.19	7%

FeV Europe (per kg)	- Three months ended	$23.68	$25.95	(9)%
	- As at	$23.70	$25.83	(8)%

• U.S. FeV prices have decreased to $13.45 per lb as at September 30, 2025 (June 30, 2025 - $14.63). This decline is due to lower priced importations of European converted units. The higher pricing in the U.S. compared to European FeV prices continues to be driven by increased demand amid ongoing geopolitical developments and policy shifts impacting supply dynamics.

• Vanadium prices continued to face downward pressure in European and Chinese markets, primarily driven by persistent oversupply from Chinese and Russian producers and reduced demand from the steel and infrastructure sectors.

• The Company is committed to the purchase of 178 tonnes of V2O5 in the remainder of 2025, if produced, as part of the 10 year exclusive off-take agreement with a third-party producer.

• Subsequent to Q3 2025, sales in October 2025 were 400 tonnes of V2O5 equivalent and 3,873 dry tonnes of ilmenite. An additional 100 tonnes V2O5 equivalent was delivered in October 2025, however under the terms of the Company's inventory supply agreement, these are subject to refund. Accordingly, these are not recognized as sales and are amounts received will be recognized as revenues subject to refund in the Company's consolidated statement of financial position.

• During Q3 2025, the Company recognized revenues from vanadium sales of $32,279 (Q3 2024 - $27,175) from sales of 2,417 tonnes of V2O5 equivalent (Q3 2024 - 1,961 tonnes) and revenues from ilmenite sales of $985 (Q3 2024 - $2,731). Of the total revenues, $29,372 is related to the Sales & trading segment, $3,798 is related to the Mine properties segment and $94 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During the nine months ended September 30, 2025, the Company recognized revenues from vanadium sales of $85,220 (nine months ended September 30, 2024 - $95,503) from the sales of 6,290 tonnes of V2O5 equivalent (nine months ended September 30, 2024 - 6,567 tonnes) and revenues from ilmenite sales of $2,396 (nine months ended September 30, 2024 - $5,149). Of the total, $74,744 is related to the Sales & trading segment, $11,001 is related to the Mine properties segment and $1,871 is related to the Corporate segment (after the elimination of inter-segment transactions).

• In the nine months ended September 30, 2025, the Company's revenues were from transactions with multiple customers, including three customers who represented more than 10% of revenues. Total revenues with these three customers were $13,752 (included across both the Sales & trading and Mine properties segment), $11,902 (included in the Sales & trading segment) and $8,766 (included in the Sales & trading segment). The Company's V2O3 revenues were predominantly from transactions with three customers, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who represented more than 10% of FeV revenues. Refer to note 19.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	5

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$5.99	$6.01	$5.95	$6.48
- Purchased material $	$6.50	$-	$6.50	$5.61
- Total	$5.99	$6.01	$5.95	$6.46
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$8.96	$10.76	$8.33	$9.41
FeV revenues per kg of FeV sold[1,2]
- Produced material	$19.83	$20.75	$20.29	$21.20
- Purchased material	$22.55	$21.60	$23.26	$21.47
- Total	$19.86	$20.87	$20.55	$21.23

Revenues per pound sold[1,2]	$6.06	$6.28	$6.15	$6.60

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $34,314 in Q3 2025 (Q3 2024 - $29,538) include direct mine and production costs of $15,298 (Q3 2024 - $11,643), conversion costs of $4,149 (Q3 2024 - $1,982), product acquisition costs of $245 (Q3 2024 - $1,537), royalties of $1,315 (Q3 2024 - $1,935), distribution costs of $2,688 (Q3 2024 - $2,275), vanadium materials write-down of $3,550 (Q3 2024 - $166), depreciation and amortization of $5,084 (Q3 2024 - $5,338) and ilmenite costs and write-down of $1,994 (Q3 2024 - $3,579).

• The increase seen in direct mine and production costs in Q3 2025 as compared with Q3 2024 reflects the 11% increase in sales. Of the total operating costs, $24,330 is related to the Sales & trading segment, $9,625 is related to the Mine properties segment and $359 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $106,848 for the nine months ended September 30, 2025 (2024 - $115,624 in the same prior year period) include direct mine and production costs of $42,049 (2024 - $56,655 in the same prior year period), conversion costs of $9,685 (2024 - $6,023 in the same prior year period), product acquisition costs of $4,580 (2024 - $4,897 in the same prior year period), royalties of $3,484 (2024 - $5,422 in the same prior year period), distribution costs of $6,222 (2024 - $5,817 in the same prior year period), vanadium and warehouse materials inventory write-down of $20,107 (2024 - $11,641 in the same prior year period), depreciation and amortization of $14,632 (2024 - $18,811 in the same prior year period), ilmenite costs and write-down of $6,089 (2024 - $5,875) and iron ore costs of $nil (2024 - $483 in the same prior year period).

• The 26% decrease in direct mine and production costs is attributable to a 4% decrease in vanadium tonnes sold and the positive impact of the Company's previously announced initiatives to reduce production costs and improve productivity. Of the total, $61,756 is related to the Sales & trading segment, $42,630 is related to the Mine properties segment and $2,462 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	6

• Vanadium unit costs:

	Three months ended		Nine months ended
			September	September
	September 30,	September 30,	30,	30,
	2025	2024	2025	2024
Cash operating costs per pound[1]	$3.94	$3.59	$5.13	$5.58
Cash operating costs excluding royalties per pound[1]	$3.70	$3.12	$4.86	$5.18
Adjusted cash operating costs excluding royalties per pound[1]	$3.03	$3.08	$3.34	$4.34

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $3.70 per lb in Q3 2025, compared with $3.12 for Q3 2024. This is due to higher produced vanadium inventory write-downs of $3,510 included in the cash operating costs per pound (Q3 2024 - $166). Adjusted cash operating costs excluding royalties per pound, which excludes the impact of inventory write-downs for produced products of $3,510 for Q3 2025 (Q3 2024 - $166), was $3.03 per lb, which is largely consistent with $3.08 for Q3 2024.

• For the nine months ended September 30, 2025, cash operating costs excluding royalties per pound were $4.86 per lb, compared with $5.18 for the same prior year period. Adjusted cash operating costs excluding royalties per pound were $3.34 per lb, compared with $4.34 for the same prior year period. This highlights the significant impact of the initiatives of the operational turnaround plan initiated in Q1 2025. The Company expects to continue seeing the benefits of these initiatives in its financial results going forward.

• Professional, consulting and management fees in Q3 2025 decreased from Q3 2024 by 48%. Of the total professional, consulting and management fee expense in Q3 2025, $670 is related to the Sales & trading segment (Q3 2024 -$1,203 ), $369 is related to the Mine properties segment (Q3 2024 - $463), $1,786 is related to the Corporate segment (Q3 2024 -$1,763 ), $195 is related to the Clean Energy segment (Q3 2024 - $2,574) and $117 is related to LPV (Q3 2024 - $41). The decreases seen are primarily attributable to severance costs incurred in the Sales & trading segment in Q3 2024 and minimal activity at LCE during the quarter. For the nine months ended September 30, 2025, total professional, consulting and management fees decreased from the same prior year period by 35%. Of the total, $1,737 is related to the Sales & trading segment ($1,759 in the same prior year period), $1,345 is related to the Mine properties segment ($1,401 in the same prior year period), $3,781 is related to the Corporate segment ($5,017 in the same prior year period), $1,088 is related to Clean Energy ($4,505 in the same prior year period) and $496 is related to LPV ($348 in the same prior year period). LCE had minimal activity during the year, hence significant cost reductions and Corporate had reduced payroll costs due to lower headcount and reduced insurance costs as lower premiums were secured for the year.

• Other general and administrative expenses in Q3 2025 decreased from Q3 2024 by 47%, which is primarily attributable to reduced activity at LCE during the quarter, as well as the continued focus on reducing costs. The decrease seen in the Mine properties segment is primarily due to a decrease in provisions of $24, as compared with an increase of $158 in Q3 2024. Of the total other general and administrative expenses in Q3 2025, $102 is related to the Sales & trading segment (Q3 2024 - $50), $355 is related to the Mine properties segment (Q3 2024 - $509), $542 is related to the Corporate segment (Q3 2024 - $542), expense recovery of $6 is related to the Clean Energy segment (Q3 2024 - expense of $668) and $50 is related to LPV (Q3 2024 - $46). For the nine months ended September 30, 2025, total other general and administrative expenses decreased from the same prior year period by 41%. The decrease was due to the same reasons mentioned above, but was partially offset by increased IT expenses in relation to an ERP system upgrade attributable to the Corporate segment. Of the total, $306 is related to the Sales & trading segment ($365 in the same prior year period), $848 is related to the Mine properties segment ($2,066 in the same prior year period), $2,122 is related to the Corporate segment ($1,760 in the same prior year period), $712 is related to the Clean Energy segment ($2,445 in the same prior year period) and $137 is related to LPV ($136 in the same prior year period).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	7

• Finance costs in Q3 2025 increased from Q3 2024 by 64%, which is primarily driven by costs associated with the $6,000 loan facility and the factoring of trade receivables which commenced late June 2025. Of the total, $1,592 is related to the Sales & trading segment (Q3 2024 - $244), $2,142 related to the Mine properties segment (Q3 2024 - $2,181), $329 related to the Corporate segment (Q3 2024 - expense recovery of $16). For the nine months ended September 30, 2025, total finance costs increased from the same prior year period by 29%. Of the total, $2,598 is related to the Sales & trading segment ($262 in the same prior year period), $6,073 related to the Mine properties segment ($6,727 in the same prior year period), $449 related to the Corporate segment ($77 expense recovery in the same prior year period).

• The foreign exchange gain in Q3 2025 of $1,299 (Q3 2024 - gain of $1,086) is primarily attributable to a weakening of the U.S. dollar against the Brazilian real. The U.S dollar to Brazilian real exchange rate decreased by approximately 2.5% since June 30, 2025. Of the total foreign exchange gain in Q3 2025, a loss of $8 related to the Sales & trading segment (Q3 2024 - gain of $4), a gain of $2,104 related to the Mine properties segment (Q3 2024 - gain of $1,038) and a loss of $780 related to Corporate (Q3 2024 - gain of $23). For the nine months ended September 30, 2025, the U.S. dollar to Brazilian real exchange rate decreased by approximately 14% in comparison to the rate as at December 31, 2024. A foreign exchange loss of $32 related to the Sales & trading segment (a loss of $39 in the same prior year period), a gain of $11,886 related to the Mine properties segment (a loss of $3,895 in the same prior year period) and a loss of $25 related to Corporate (loss of $2 in the same prior year period).

• Technology start-up costs in Q3 2025 decreased from Q3 2024 by 85% (decrease of 79% for the nine months ended September 30, 2025). This is primarily attributable to a decrease in activities at LCE in the nine months ended September 30, 2025 as the installation of its battery project nears conclusion.

• Exploration and evaluation costs in Q3 2025 decreased from Q3 2024 by 37%. This was driven by reduced drilling and geological work carried out in Q3 2025. Exploration and evaluation costs decreased in the nine months ended September 30, 2025 by 91% as there was near-mine deep drilling and geological model work at the Maracás Menchen Mine in support of the Company's technical report update in the same prior year period.

• Share of net loss from investment in associate in Q3 2025 was $1,514 (Q3 2024 -$nil). This is attributable to LCE's investment in Storion following the closing of the transaction in January 2025. For the nine months ended September 30, 2025 the share of net loss from investment in associate was $3,790 ($nil in the same prior year period).

• Comprehensive loss for Q3 2025 increased from comprehensive income in Q3 2024 by 357% primarily due to an increase in net loss of 263%. For the nine months ended September 30, 2025, comprehensive loss decreased from comprehensive income in the same prior year period by 37% primarily due to the increase in net loss, partially offset by an increase in the unrealized loss to an unrealized gain on foreign currency translation of 181%. The unrealized gain on foreign currency translation in the nine months ended September 30, 2025 is primarily due to a strengthening of the U.S. dollar against the Brazilian real since September 30, 2024.

Non-recurring Items

• During Q3 2025, the Company recognized a net realizable value write-down of $3,550 for vanadium finished products (Q3 2024 - $166), a net realizable value write-down of $177 for ilmenite finished products (Q3 2024 - $1,049) and a net realizable value write-down reversal of $8 for warehouse materials (Q3 2024 - reversal of $47). The total inventory write-down of $3,719 (Q3 2024 - $1,168) is included in operating costs (note 20). For the nine months ended September 30, 2025, the total inventory write-down is $20,310 ($12,848 in the same prior year period).

• During Q3 2025, the Company recognized a write down reversal of vanadium assets of $38 (Q3 2024 – writedown of $982). For the nine months ended September 30, 2025, the write-down is $275 ($1,197 in the same prior year period).

• During Q3 2025, the Company recognized a decrease in provisions in other general and administrative expenses of $24 (Q3 2024 – an increase of $158). For the nine months ended September 30, 2025, the decrease is $80 (increase of $1,130 in the same prior year period).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	8

• During Q3 2025, the Company recognized a deferred tax expense of $26,146 (Q3 2024 - recovery of $1,871) as a result of the derecognition of the deferred tax asset in Q3 2025 of $28,398, relating to its subsidiary, Largo Vanádio de Maracás S.A (refer to note 14). For the nine months ended September 30, 2025, the expense is $21,875 (expense recovery of $11,542 in the same prior year period).

• During Q3 2025, the Company recognized no write down of mine properties, plant and equipment (Q3 2024 – $973). For the nine months ended September 30, 2024, the write-down is $nil ($1,092 in the same prior year period).

• For the nine months ended September 30, 2025, the Company recognized a gain on disposal of interest in subsidiary of $5,179. Refer to note 6.

Cash Flows

• Cash provided by operating activities of $1,151 in Q3 2025 is an improvement from cash used in operating activities of $5,289 in Q3 2024. This is primarily due to an increase in cash used before working capital items of $13,913 and a net decrease in working capital items of $7,473 driven by an increase in accounts payable and accrued liabilities. For the nine months ended September 30, 2025, cash provided by operating activities was $2,304, compared with $3,413 in the same prior year period. This movement is primarily attributable to an increase in cash provided before working capital items of $5,253 and a net decrease in working capital items of $6,362, which is largely driven by movements in amounts receivable and accounts payable and accrued liabilities.

• Cash provided by financing activities in Q3 2025 increased from cash provided by financing activities in Q3 2024 by $1,216. This movement was primarily due to an increase in the receipt of debt of $8,107, partially offset by an increase in repayment of debt of $6,151. For the nine months ended September 30, 2025, cash provided by financing activities decreased from the same prior year period by $7,715. The movement is primarily attributable to an increase in the repayment of debt of $33,536, an increase in interest and finance costs paid of $1,957 and a decrease in interest received of $1,193 partially offset by an increase in the receipt of debt of $28,558.

• Cash used in investing activities in Q3 2025 of $8,285 is an increase of $127 from the $8,158 seen in Q3 2024. This movement was driven by an increase in mine properties, plant and equipment expenditures of $299. For the nine months ended September 30, 2025, the decrease from the same prior year period was $5,299. This is primarily driven by lower capital expenditures and proceeds from the disposal of interest in subsidiary of $1,000.

• The net change in cash in Q3 2025 was an increase of $2,231, compared with a decrease of $5,361 for Q3 2024. For the nine months ended September 30, 2025, the net change in cash was a decrease of $14,259 ($12,264 in the same prior year period).

Net income reconciliation

		Q3 2025
Total V2O5 equivalent sold	000s lbs	5,329	A
	tonnes[1]	2,417
Produced V2O5 equivalent sold	000s lbs	5,291	B
	tonnes[1]	2,400
Revenues per pound sold[2]	$/lb	$6.06	C
Cash operating costs per pound[3]	$/lb	$3.94	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	9

		Q3 2025
			A x C
Revenues - vanadium	4	$32,279	2,417 tonnes of V2O5equivalent sold (Q3 2024 - 1,961 tonnes), with revenues per pound sold of $6.06 (Q3 2024 - $6.28)

Revenues - ilmenite		985	Note 19

Cash operating costs		(20,870)	B x D Global recovery of 79.4% (Q3 2024 - 81.1%)

Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV recognized on sale of FeV)	(4,149)		Note 20 869 tonnes of produced FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties recognized on sale of products)	(245)		Note 20 17 tonnes of V2O5 equivalent of purchased products sold, compared with 124 tonnes in Q3 2024 with a cost of $1,537
Distribution costs	(2,688)		Note 20
Depreciation	(5,084)		Note 20
Other inventory write-down (expense) reversal	(32)
Movement in legal provisions	24		Included in "other general and administrative expenses"
Ilmenite costs	(1,994)		Note 20

		(14,168)
Commercial & Corporate costs
Professional, consulting and management fees	(2,456)

Other general and administrative expenses	(644)		Note 16 (Sales & trading plus Corporate)

Share-based payments	(649)

		(3,749)

Clean Energy		(1,875)	Note 16 (excluding finance costs, foreign exchange and interest income)
LPV		(167)	Note 16 (excluding finance costs, foreign exchange and interest income)
Titanium project		(21)	Note 16 - "other"
Foreign exchange gain		1,299
Finance costs		(4,084)
Interest income		20
Write-down of vanadium assets		38
Exploration and evaluation costs		(113)

Net loss before tax		(10,426)
Income tax (expense) recovery		(44)
Deferred income tax expense		(26,146)

Net loss		$(36,616)

Note references in the table above refer to the note disclosures contained in the Q3 2025 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	10

Operations

• V2O5 equivalent production in Q3 2025 of 2,636 tonnes was 14% lower than the 3,072 tonnes produced in Q3 2024 and 17% higher than the 2,256 tonnes produced in Q2 2025. Production in July 2025 was 856 tonnes, with 931 tonnes produced in August and 849 tonnes produced in September, for a total of 2,636 tonnes of V2O5 equivalent produced. Production in Q3 2025 was impacted by corrective kiln cooler and chemical plant maintenance. Mine production improved in Q3 2025 from Q1 2025 and Q2 2025 due to the continued application of the operational turnaround plan. Implementation of the current mine plan has resulted in mill production exceeding forecast levels for kiln concentrate feed. Mine operations are presently focused in the 180 basin bench area, where the completion of key development pushbacks has secured access to ore for the remainder of Q4 2025 and into Q1 2026.

• During Q3 2025, the Company continued critical pushback activities, presplit wall control, and bench preparation to ensure safe and efficient access to higher-grade ore zones scheduled for extraction in Q4 2025.

• In Q3 2025 ilmenite production was 8,643 tonnes, 6% higher than the 8,149 tonnes produced in Q2 2025. Ilmenite production was 4,141 tonnes in July, 3,298 tonnes in August and 1,204 tonnes in September. The Ilmenite production for Q3 2025 was cut short in order to begin the final installation of the scavenger circuit in the ilmenite plant. Work continues into Q4 2025 to complete this installation. The Company continues to refine its processes to improve grade controls, efficiency and throughput, with further optimization efforts underway as operations stabilize and quality enhancements take effect.

• Vanadium production quantities and non-GAAP unit cost measures are summarized in the following table:

Period	Production Tonnes	Production Pounds Equivalent[1]	Average Quarterly V2O5price[2] $/lb	Cash operating costs excluding royalties per pound[3] $/lb	Adjusted cash operating costs excluding royalties per pound[3] $/lb
Q3 2025	2,636	5,811,378	$5.23	$3.70	$3.03
Q2 2025	2,256	4,973,623	$5.13	$4.63	$3.18
Q1 2025	1,297	2,859,392	$5.26	$6.54	$3.88
Q4 2024	1,775	3,910,996	$5.34	$3.67	$3.05
Q3 2024	3,072	6,772,593	$5.71	$3.12	$3.08
Q2 2024	2,689	5,928,223	$5.93	$5.97	$4.20
Q1 2024	1,729	3,811,788	$6.44	$6.12	$5.33
Q4 2023	2,768	6,102,388	$6.46	$5.44	$5.04

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q3 2025 was 79.4%, a decrease of 2.1% from the 81.1% achieved in Q3 2024 and 6.5% lower than the 84.9% achieved in Q2 2025. The decrease was primarily attributed to excess silica in the chemical plant, which necessitated the draining and cleaning of two solution tanks and subsequent restocking with clean solution. Corrective measures were promptly implemented, including the proper dosing of aluminum sulphate and maintenance of the tube chain conveyor. The global recovery in July 2025 was 81.8%, with 78.8% achieved in August and 78.4% achieved in September.

• In Q3 2025, the Company produced 762 V2O5 equivalent tonnes of high purity products, including 639 tonnes of high purity V2O5 and 123 tonnes of high purity V2O3 (V2O5equivalent). This represented 29% of the total quarterly production and was 373% higher than the high purity production in Q3 2024.

• The total ore mined in Q3 2025 was 611,101 tonnes, 26% higher than Q2 2025 and 2% higher than the 600,198 tonnes mined in Q3 2024. The effective grade of ore mined in Q3 2025 was 0.52%, up from the 0.51% seen in Q2 2025 and down from the 0.76% seen in Q3 2024.

• The Company continued to implement key operational measures in the mine operation under its turnaround plan during Q3 2025. Mine pushback activities and roadway improvements continued to be prioritized with mine waste of 3,255 tonnes during Q3 2025 (Q3 2024 - 3,216 tonnes). These activities improved access to the 180/175/170 benches in the basin area of the mine. Work completed in Q1 2025, Q2 2025 and Q3 2025 enhanced mine access, enabling a total of 611,101 tonnes of ore to be mined in Q3 2025.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	11

• Mine pushback and roadway improvement activities will continue at a reduced rate, reflecting the completion of major access development achieved during the first three quarters of 2025.

• During Q3 2025, the Company's mining contractor continued to deliver improvements in drilling, blasting, loading and hauling performance, as well as bench preparation, supported by ongoing road and access maintenance activities. The current bench configuration now provides a wider open working area between the 180 and 165 levels, enhancing operational efficiency. Access to the upper area on the 180 level has enabled larger production blasts and exposure of higher-grade zones, resulting in an improved feed grade to the processing plant.

• Continued development activities are expected to sustain reliable mine access and support the achievement of future production targets. In addition, production from non-magnetic tailings and ongoing leaching of the calcine waste deposit area continued to contribute to the operation's monthly production targets.

• Subsequent to Q3 2025, production in October 2025 was 900 tonnes of V2O5 equivalent and there was no production of ilmenite due to the installation of additional flotation cell circuits. It is expected to resume operations in November 2025.

Selected Quarterly Information

For Q3 2025, the Company recorded a net loss of $36,616, compared with a net loss of $10,086 for Q3 2024. This movement was primarily attributable to the deferred tax expense of $26,146 as a result of the derecognition of the deferred tax asset in Q3 2025 of $28,398 which was held by the Company's subsidiary, Largo Vanádio de Maracás S.A and related to deductible temporary differences, losses and unused tax credits in Brazil. In addition, there was a 16% increase in operating costs, a 64% increase in finance costs and a share of net loss from investment in associate of $1,514, partially offset by a 11% increase in revenues, a 48% decrease in professional, consulting and management fees, a 104% decrease in write-down of vanadium assets, a 85% decrease in technology start-up costs. The increase in total assets at September 30, 2025 from December 31, 2024 is primarily due to increases in receivables, mine properties, plant and equipment and the recognition of the investment in Storion partially offset by the decrease in deferred tax assets.

Summary financial information for the eight quarters ended September 30, 2025, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic Loss per	Diluted Loss per		Non-current
Period	Revenue	Net Loss	Share	Share	Total Assets	Liabilities
Q3 2025	$33,264	$ (36,616)	$(0.57)	$(0.57)	$ 322,307	$ 29,369
Q2 2025	26,117	(5,752)	(0.09)	(0.09)	340,479	29,904
Q1 2025	28,235	(9,205)	(0.14)	(0.14)	324,250	29,563
Q4 2024	24,268	(12,990)	(0.19)	(0.19)	318,668	33,181
Q3 2024	29,906	(10,086)	(0.16)	(0.16)	343,698	73,862
Q2 2024	28,559	(14,483)	(0.23)	(0.23)	337,040	77,383
Q1 2024	42,187	(13,006)	(0.20)	(0.20)	360,929	78,845
Q4 2023	44,170	(13,301)	(0.21)	(0.21)	381,621	83,367

2025 Guidance

The Company has committed a significant proportion of its monthly production in 2025 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®.

The Company's Maracás Menchen Mine continued operations during the nine months ended September 30, 2025. The Company continues to implement its operational turnaround plan with improved production volumes, higher recoveries, and enhanced mine access to support future production.

The Company continues to monitor ongoing geopolitical uncertainties and the impact that these may have on the Company's operations, sales and guidance for 2025. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2024 for the full discussion of the Company's Risks and Uncertainties. The Company's 2025 guidance is presented on a "business as usual" basis.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	12

2025 Guidance
Annual V2O5 equivalent production	tonnes	8,500 - 10,500
Annual V2O5 equivalent sales[1]	tonnes	6,500 - 8,500
Adjusted cash operating costs excluding royalties per pound[2]	$/lb	4.50 - 5.50
Annual ilmenite concentrate production	tonnes	25,000 - 35,000
Annual ilmenite concentrate sales	tonnes	20,000 - 30,000

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $25,577 were capitalized to mine properties, plant and equipment during the nine months ended September 30, 2025 (year ended December 31, 2024 - $38,588), including $18,660 of capitalized waste stripping costs (2024 - $17,556).

The production of 2,636 tonnes of V2O5 equivalent in Q3 2025 was 14% lower than the 3,072 tonnes of V2O5 equivalent produced in Q3 2024. In Q3 2025, 611,101 tonnes of ore was mined with an effective grade of 0.52% of V2O5. The ore mined in Q3 2025 was 2% higher than in Q3 2024. The Company produced 112,669 tonnes of concentrate with an effective grade of 2.80%.

Production continued to improve from Q1 2025 through Q3 2025, driven largely by the same positive developments realized in Q2 2025, specifically, enhanced access to the 180 bench in the western basin area of the mine. During the quarter, mining activities were primarily focused on building a substantial ore stockpile early in the period to ensure continuous kiln operation at full capacity and prevent unplanned shutdowns. Operational challenges were encountered in the kiln cooler and chemical plant areas. Elevated shell temperatures in the cooler necessitated a short shutdown for maintenance. The required work was executed efficiently, allowing production to resume promptly and enabling the quarter to close with solid overall performance. In the chemical plant, elevated silica levels required a targeted cleanup program in the solution tanks, temporarily reducing production capacity. This work was effectively coordinated with the cooler maintenance period, minimizing downtime and supporting a return to normal operations by quarter-end.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Total Ore Mined (tonnes)	611,101	600,198	1,543,402	1,773,017
Ore Grade Mined - Effective Grade[1] (%)	0.52	0.76	0.49	0.66
Total Mined - Dry Basis (tonnes)	3,865,738	3,815,827	12,060,606	10,276,249

Total Ore Milled (tonnes)	425,461	386,221	1,149,278	1,038,243
Effective Grade of Ore Milled (%)	0.76	0.97	0.65	0.92
Concentrate Produced (tonnes)	112,669	124,409	255,706	314,469
Grade of Concentrate (%)	2.80	2.94	2.84	2.94
Contained V2O5 (tonnes)	3,149	3,660	7,272	9,230

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	13

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Crushing Recovery (%)	97.4	97.1	96.3	95.6
Milling Recovery (%)	96.8	97.6	96.8	96.9
Kiln Recovery (%)	89.4	88.0	90.2	87.3
Leaching Recovery (%)	96.3	99.0	98.3	98.0
Chemical Plant Recovery (%)	97.8	98.2	98.0	96.0
Global Recovery[2] (%)	79.4	81.1	81.1	76.1

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,636	3,072	6,189	7,490
High Purity V2O5 Equivalent Produced (tonnes)	762	161	2,137	1,706

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q3 2025, the Company completed 8 infill diamond drillholes (128 metres). This program served to continue the infill campaign started last year with the objective of improving the short-term geological model. The primary focus during Q3 2025 was to confirm inferred mineralization in the western portion of the Campbell Pit.

The Campbell Pit geological model was updated in Q3 2025 and delivered to the mine planning team. The model was updated based on the Q3 2025 activity, which included drilling, sampling, and mapping. The resource and reserve model will continue to be updated quarterly and will assist with mine planning activities.

In Q3 2025, the Company continued to work with geotechnical experts to identify improvements in mining operations. The consultants completed their review of excavation parameters, operational procedures, and slope stability within the Campbell Pit. Their work during the quarter focused on verifying hydrogeological model parameters and assessing safety factors for each pit sector. Updated excavation parameters are expected to be finalized and delivered in early Q4 2025.

During Q3 2025, the Company completed 20 sonic drillholes (200 metres) in its non-magnetic tailings areas, dry magnetic pile, and calcined pile. The objective of this campaign was to confirm the Ti-V calculated by the internal team using historical data from the process plant. The drilling results confirmed the calculations presented initially.

Clean Energy

Recent Developments

The VCHARGE vanadium flow battery deployment for Enel Green Power España ("EGPE") has been completed. All major tasks have been closed and the Company is currently working in collaboration with Storion on final steps in order to obtain EGPE's final acceptance of the Battery Energy Storage System ("BESS") in Q4 2025. LCE and Storion are working towards completion of the BESS Maintenance Agreement with EGPE, which will go into effect after conditional acceptance of the project.

The Company and Storion continued coordinated progress under the joint venture, maintaining a disciplined focus on execution and milestones. Storion has prioritized securing cost-effective and reliable vanadium supply, advancing production readiness, and strengthening its capability to scale flow battery deployments. Storion placed equipment orders to expand its electrolyte production capacity by supporting anticipated near-term demand and future scalability.

The strategic supply framework established with TerraFlow earlier this year progressed into detailed planning for electrolyte supply, stack integration, and deployment sequencing. These efforts demonstrate continued alignment across the joint venture while positioning Storion to advance its own scalable platform supporting long-duration storage growth in North America and select international markets.

The Company also increased industry engagement and market visibility through participation in major forums and trade organizations, including the U.S. Department of Energy's Office of Electricity Peer Review, RE+, and the upcoming Flow Battery North America conference, as well as active involvement in IEC, BCI Flow Battery Industry Group, and the Long Duration Energy Storage National Consortium. These activities reflect continued execution discipline and alignment under the joint venture while positioning Storion to advance its scalable platform supporting long-duration storage growth in North America and select international markets.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	14

Financial Instruments

Financial assets and financial liabilities at September 30, 2025 and December 31, 2024 were as follows:

	September 30,	December 31,
	2025	2024
Cash	$7,847	$22,106
Restricted cash	382	530
Trade and other receivables	13,190	5,499
Accounts payable and accrued liabilities (including non-current)	56,917	31,270
Debt	106,005	92,280

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

In June 2025, the Company signed a non-recourse factoring facility agreement (the “Facility”). Under the terms of the Facility, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor") with an initial advance equal to 85%, to a total limit of $10,000. The remaining 15% is received from the Factor in-line with customer payment terms. Commission rates range from 0.51% to 1.37%, depending on customer payment terms. The Facility has an initial term of two years, and the Factor may terminate it with 90 days' prior written notice or immediately in the event of default. A third-party financial advisor and arranger assisted the Company in securing the Facility (the “Custodian”) and will receive certain custodial fees per the terms of the Facility, including, hold-back of $1,000, which has been settled through applying a hold-back equal to 10% of the factored invoices. In addition, the Factor will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices and interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 1.75%. Subject to Factor approval, the Facility limit may increase based on performance and approved receivables. The Company commenced factoring receivables in June 2025 and received cash proceeds of $12,199 (net of fees) in the nine months ended September 30, 2025. The Company believes the Custodian is in default of its obligations to the Company in connection with certain factoring transactions. The Company is seeking an amicable resolution of the default but reserves all its legal remedies.

Liquidity and Capital Resources

At December 31, 2024, the benchmark price per lb of V2O5 was between $5.00 and $5.73. This decreased to a range of between $5.02 and $5.40 at September 30, 2025, with an average of approximately $5.23 for Q3 2025, compared with approximately $5.13 for Q2 2025 and $5.71 for Q3 2024.

The average European benchmark price per lb of V2O5 was approximately $5.79 and the average European benchmark price per kg of FeV was approximately $23.67 for October 2025. At the date of the MD&A, the market price of V2O5 was in a range of $5.80 to $5.98 per lb and the market price of FeV was in a range of $23.80 to $24.05 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At September 30, 2025, the Company's debt balance was $106,005.

The Company incurred a net loss of $51,573 for the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $37,575) and had a working capital deficit (current assets less current liabilities) of $78,905 (December 31, 2024 - deficit of $20,972), which includes $96,005 in debt maturing within the next twelve months. Subsequent to September 30, 2025, the Company received an executed binding term sheet with the five Brazilian lenders (the "Banks") representing $84,235 of debt (refer to note 10) to defer principal repayments to September 18, 2026. Subsequent to September 30, 2025, the Company secured capital of $23,400 (refer to note 21).

The Company has experienced declining operating results and cash flows over the past 21 months, primarily due to lower vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have decreased by over 17%, which had a significant impact on the Company's cash flows. The Company has implemented changes to address underlying operating issues and announced an operational turnaround plan and additional cost optimization incentives at its Maracás Menchen Mine that the Company believes are required in order to generate positive cash flows from operating activities. In the three months ended September 30, 2025, the Company had positive cash provided by operating activities before working capital items of $11,919 (nine months ended September 30, 2025 - $2,803), an improvement from the cash used by operating activities before working capital items in the three months ended September 30, 2024 of $1,994 (nine months ended September 30, 2024 - $2,450). There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases. There can be no assurance that vanadium prices will increase or the other initiatives will be successful.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	15

The Company continues to actively pursue additional financing options to increase its liquidity and capital resources.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to the material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

Credit facilities

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company further extended the due date of the first principal payment from August 2025 to October 2025.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% p.a.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	16

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

The Company received cash proceeds of $50,989 and made repayments of $43,264 in relation to the two inventory financing agreements outlined above during the 9 months ended September 30, 2025

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This Facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This Facility has a term of six months, bears interest at an annualized rate of 15%, and includes a 1% arrangement fee.

Subsequent to September 30, 2025, the Company signed a binding term sheet to restructure certain debt facilities. Refer to note 21 - Subsequent Events for further details.

Capital resources

At September 30, 2025, the Company had an accumulated deficit of $176,685 since inception (December 31, 2024 - $126,496) and had a net working capital deficit of $78,905 (December 31, 2024 - deficit of $20,972) (defined as current assets less current liabilities). At September 30, 2025, the total amount due within 12 months on the Company's debt was $96,005 (December 31, 2024 - $74,780).

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2025 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$56,917	$-	$-	$-
Debt	83,020	12,985	10,000	-
Operating and purchase commitments	3,953	519	21	-
	$143,890	$13,504	$10,021	$-

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $7,847 (December 31, 2024 - $22,106). Refer to note 17 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At September 30, 2025, there were 64,132 common shares of the Company outstanding. At the date of this MD&A, there were 83,313 common shares of the Company outstanding.

At September 30, 2025, under the share compensation plan of the Company, 1,922 RSUs were outstanding and 1,666 stock options were outstanding with exercise prices ranging from C$2.46 to C$19.52 and expiry dates ranging between March 24, 2026 and September 3, 2030. If exercised, the Company would receive proceeds of C$7,137. The weighted average exercise price of the stock options outstanding is C$4.28.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	17

As of the date of this MD&A, 1,912 RSUs and 1,636 stock options were outstanding with stock option exercise prices ranging from C$2.46 to C$20.00 and expiry dates ranging between March 24, 2026 and September 3, 2030.

At September 30, 2025, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. The Company would receive proceeds of C$4,264 if they were exercised.

As of the date of this MD&A, 20,507 common share purchase warrants were outstanding with an exercise price ranging from C$1.22 to C$13.00 and expiry dates ranging between December 8, 2025 and October 13, 2030.

Transactions with Related Parties

The Q3 2025 unaudited condensed interim consolidated financial statements include the financial results of the Company, its subsidiaries and associates. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2024 except for the impacts of the Storion transaction as detailed in note 6. The Company had transactions with related parties during Q3 2025. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At September 30, 2025, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,001 and are all payable within one year. These contracts also require that additional payments of up to approximately $1,331 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 178 tonnes of V2O5 that the third party produces for the remainder of 2025, with the Company having a right of first refusal over additional amounts. This is subject to the producer's ability to supply the material.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under four leases of office space which expire between November 30, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $73, including $52 due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2025 of $3,412. At Largo Clean Energy this is $7.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at September 30, 2025, the Company recognized a provision of R$17,070 ($3,209) in the non-current portion of provisions (December 31, 2024 - current portion of provisions $2,593). This was reclassified from current to non- current liabilities, based on updated legal advice indicating that settlement is not expected within the next 12 months. At September 30, 2025, the Company recognized a total provision of $3,660 for legal proceedings (December 31, 2024 - $3,060), including a provision of $451 (December 31, 2024 - $466) for labour matters.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	18

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

In June 2025, the Company received a default notice from a counterparty for failure to deliver 900 tonnes of V2O5 at the scheduled time. The same counterparty has also alleged that some of the V2O5 delivered previously has failed to meet the agreed upon specifications. At September 30, 2025, no provision has been recognized in respect of this matter, as the Company was in advanced negotiations with the counterparty to resolve the issues and amend the existing agreement. An amended agreement was signed subsequent to September 30, 2025 (refer to note 21 ).

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted at December 31, 2024 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2024 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2024 evaluation, there have been no material changes to the Company's DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that at December 31, 2024, the Company's ICFR was effective.

During the nine months ended September 30, 2025, the Company did not make any significant changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	19

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2024 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q3 2025 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2024, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the Q3 2025 unaudited condensed interim consolidated financial statements.

____________________________________________________
1 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	20

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Revenues - V2O5 produced[1]	$13,581	$12,884	$33,865	$47,175
V2O5 sold - produced (000s lb)	2,266	2,142	5,695	7,279
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.99	$6.01	$5.95	$6.48

Revenues - V2O5 purchased[1]	$13	$-	$13	$988
V2O5 sold - purchased (000s lb)	2	-	2	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$6.50	$-	$6.50	$5.61

Revenues - V2O5[1]	$13,594	$12,884	$33,878	$48,163
V2O5 sold (000s lb)	2,268	2,142	5,697	7,455
V2O5 revenues per pound of V2O5 sold ($/ lb)	$5.99	$6.01	$5.95	$6.46

Revenues - V2O3 produced[1]	$1,209	$958	$3,940	$7,896
V2O3 sold - produced (000s lb)	135	89	473	839
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$8.96	$10.76	$8.33	$9.41

Revenues - FeV produced[1]	$17,228	$11,519	$42,820	$34,678
FeV sold - produced (000s kg)	869	555	2,110	1,636
FeV revenues per kg of FeV sold - produced ($/kg)	$19.83	$20.75	$20.29	$21.20

Revenues - FeV purchased[1]	$248	$1,814	$4,582	$4,766
FeV sold - purchased (000s kg)	11	84	197	222
FeV revenues per kg of FeV sold - purchased ($/kg)	$22.55	$21.60	$23.26	$21.47

Revenues - FeV[1]	$17,476	$13,333	$47,402	$39,444
FeV sold (000s kg)	880	639	2,307	1,858
FeV revenues per kg of FeV sold ($/kg)	$19.86	$20.87	$20.55	$21.23

Revenues[1]	$32,279	$27,175	$85,220	$95,503
V2O5 equivalent sold (000s lb)	5,329	4,324	13,868	14,478
Revenues per pound sold ($/lb)	$6.06	$6.28	$6.15	$6.60

1. Year ended as per note 19.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	21

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q3 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Operating costs[1]	$34,314	$29,538	$106,848	$115,624
Professional, consulting and management fees[2]	369	463	1,345	1,401
Other general and administrative expenses[3]	379	351	768	936
Less: ilmenite costs and write-down[1]	(1,994)	(3,579)	(6,089)	(5,875)
Less: conversion costs[1]	(4,149)	(1,982)	(9,685)	(6,023)
Less: product acquisition costs[1]	(245)	(1,537)	(4,580)	(4,897)
Less: distribution costs[1]	(2,688)	(2,275)	(6,222)	(5,817)
Less: inventory write-down[4]	(32)	(1,002)	(21)	(261)
Less: depreciation and amortization expense[1]	(5,084)	(5,338)	(14,632)	(18,811)

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	22

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Cash operating costs	$20,870	$14,558	$67,732	$75,794
Less: royalties[1]	(1,315)	(1,935)	(3,484)	(5,422)
Cash operating costs excluding royalties	$19,555	$12,623	$64,248	$70,372
Less: vanadium inventory write-down[5]	(3,509)	(166)	(20,086)	(11,380)
Adjusted cash operating costs excluding royalties	16,046	12,457	44,162	58,992
Produced V2O5 sold (000s lb)	$5,291	$4,050	$13,210	$13,579
Cash operating costs per pound ($/lb)	$3.94	$3.59	$5.13	$5.58
Cash operating costs excluding royalties per pound ($/lb)	$3.70	$3.12	$4.86	$5.18
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.03	$3.08	$3.34	$4.34

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the decrease in legal provisions of $24 (Q3 2025) and increase in legal provisions of $80 (for the nine months ended September 30, 2025) as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

4. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $40 (Q3 2025) and $40 (for the nine months ended September 30, 2025) (write-down of $nil in Q3 2024 and $nil for the nine months ended September 30, 2024 ).

5. As per note 5 for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q3 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Net loss	$(36,616)	$(10,086)	$(51,573)	$(37,575)
Foreign exchange gain (loss)	(1,299)	(1,086)	(11,835)	3,957
Share-based payments	649	775	861	1,183
Finance costs	4,084	2,483	9,186	7,100

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	23

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Interest income	(20)	(255)	(197)	(1,431)
Income tax expense (recovery)	44	26	112	(2,842)
Deferred income tax expense (recovery)	26,146	(1,871)	21,875	(11,542)
Depreciation[1]	5,306	5,578	15,296	20,470
EBITDA	$(1,706)	$(4,436)	$(16,275)	$(20,680)
Inventory write-down[2]	3,719	1,168	20,310	12,848
Write-down of vanadium assets	(38)	982	275	1,197
Movement in legal provisions[3]	(24)	158	80	1,130
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Adjusted EBITDA	$1,951	$(1,155)	$(789)	$(4,413)
Less: Clean Energy Adjusted EBITDA	1,866	3,428	6,099	7,439
Less: LPV Adjusted EBITDA	167	87	633	484
Mining Operations Adjusted EBITDA	$3,984	$2,360	$5,943	$3,510

1. As per the consolidated statements of cash flows.

2. As per note 5.

3. As per the "non-recurring items" section on page 8 of this MD&A.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Clean Energy
Net profit (loss)	$(1,879)	$(4,436)	$(955)	$(9,599)
Foreign exchange gain (loss)[1]	4	1	7	18
Finance costs[1]	-	8	3	32
Depreciation[2]	9	26	25	1,018
Clean Energy EBITDA	$(1,866)	$(4,401)	$(920)	$(8,531)
Write-down of mine properties, plant and equipment[3]	-	973	-	1,092
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Clean Energy Adjusted EBITDA	$(1,866)	$(3,428)	$(6,099)	$(7,439)

1. As per note 16.

2. As per note 8.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
LPV
Net loss[1]	$(161)	$(1,066)	$(947)	$(1,733)
Foreign exchange gain (loss)[1]	13	(22)	(13)	3
Finance costs[1]	19	19	57	62
Interest income[1]	-	-	(5)	(13)
LPV EBITDA	$(129)	$(1,069)	$(908)	$(1,681)
Write-down of vanadium assets[1]	(38)	982	275	1,197
LPV Adjusted EBITDA	$(167)	$(87)	$(633)	$(484)

1. As per note 16.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	24

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its vanadium flow battery activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2024, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc.

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant and/or a titanium plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the delivery and acceptance of the EGPE project in 2025, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or with respect to the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall;

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	25

the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's investment in vanadium flow battery technology; that the Company's current plans for ilmenite and titanium dioxide pigment can be achieved; the Company's sales and trading arrangements will not be affected by the evolving geopolitical landscape; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed vanadium flow battery technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; trade regulation, tariffs and other trade barriers; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2024 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	26

Forward-looking	Assumptions	Risk Factors
Statements
The Q3 2025 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $106,235. Refer to note 10.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	27

Forward-looking	Assumptions	Risk Factors
Statements
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2025. 2025 Production Guidance: 8,500 - 10,500 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2025 during normal operation.	The Company prepares future production estimates with respect to existing operations.
Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	28

Forward-looking	Assumptions	Risk Factors
Statements
2025 Costs Guidance: Cash operating costs excluding royalties per pound $4.50 - $5.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climatic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	29

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer under United States securities laws that files its annual report on form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Measured Mineral Resources", "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025	30